22006937

SEC Mail Processing

AUG 18 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPROVAL
[illegible] 3235-0123
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SEC FILE NUMBER
66505

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/01/2021 (MM/DD/YY) AND ENDING 6/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 TERRACE AVENUE
(No. and Street)

HALF MOON BAY (City) CA (State) 94019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TEJINDER SINGH (Name) 650-274-4653 (Area Code – Telephone Number) TJ@RELIANCEGP.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION ATTN: JOHN CROPPER, CPA
(Name – if individual, state last, first, and middle name)

2700 YGNACIO VALLEY ROAD (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Tejinder Singh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reliance Capital Management Advisors, LLC, as of 06/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Tejinder Singh

Title: Managing Director

R. C. SINGH
Notary Public - California
Santa Clara County
Commission # 2306779
My Comm. Expires Oct 21, 2023

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Santa Clara. Subscribed and sworn to (or affirmed) before me on this 18 day of JUL 2022 by TEJINDER SINGH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Reliance Capital Management Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reliance Capital Management Advisors, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Reliance Capital Management Advisors, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(i) [exemption provision] and (2) Reliance Capital Management Advisors, LLC stated that Reliance Capital Management Advisors, LLC met the identified exemption provisions throughout its most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Reliance Capital Management Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reliance Capital Management Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 28, 2022

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS	
Cash	$ 24,862
Securities	$ 37,620
Prepaid Expenses	$ 4,788
TOTAL ASSETS	$ 67,270
LIABILITIES AND MEMBER'S EQUITY	
Accounts Payable	$ 0
TOTAL LIABILITIES	0
Member's Equity	67,270
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 67,270

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reliance Capital Management Advisors, LLC (the "Company") commenced operations as a Delaware limited liability company on April 15, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company provides advisory services to other companies on all financial matters, including advice on merger and acquisition and private placement of securities. The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with its advisory services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

FASB ASC 820, Fair Value measurement has no material effect on these financial statements. There were no transfers in or out of Level 3 during the year.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America "GAAP".

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal and state income taxes has been made for the Company, as it is a limited liability company and is not subject to income taxes. The Company's income or loss is reportable by its member on its tax returns.

Revenue Recognition

Income from advisory fees is recorded upon the closing of the transaction. For the current year, there is no retainer revenue or any revenue earned by the Company.

Cash and Cash equivalents

The Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Management Plan

For the Fiscal Year ended June 30, 2022, the Company had a net loss of $20,114 and Member's equity of $67,270. The Company's cash balance is greater than annual expenses. The Managing Member is watching the Company's trends and needs and is committed to fund the Company as needed.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $52,056 which was $47,056 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 %.

NOTE 4. INVESTMENT

The Company has $37,620 of securities that are traded on an active market and are considered a Level-1 investment.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at June 30, 2022 or during the year then ended.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance at financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000.

In the course of its business, the Company may enter into engagements with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Companies policy to review, as necessary, the credit standing of the clients with which it conducts business and, generally, requires no collateral from its clients.

NOTE 7. OTHER

The Managing Member absorbs various costs such as rent, computer and office expenses and are not reflected on the company's financial statements.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting firm, which is the date the financial statement were available to be issued, and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2022

Credits:	
Member's Equity	$ 67,270
Less Prepaid Expenses	4,788
Net Capital Before Haircuts on Securities	62,482
Security Positions	37,620
Haircut on Positions	(10,426)
Net Capital	52,056
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital: (The greater of 5,000 or 6.67% of aggregate indebtedness)	5,000
Excess Net Capital	$ 47,056
Total Aggregate Indebtedness	$ 0
Ratio of Aggregate Indebtedness to Net Capital	0.%

No material differences existed between the above computation and the computation included on the Company's unaudited Form X-17A-5 Part IIA filing.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Reliance Capital Management Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reliance Capital Management Advisors, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Reliance Capital Management Advisors, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(i) [exemption provision] and (2) Reliance Capital Management Advisors, LLC stated that Reliance Capital Management Advisors, LLC met the identified exemption provisions throughout its most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Reliance Capital Management Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reliance Capital Management Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 28, 2022

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF SEC
JUNE 30, 2022

Not Applicable; Please See Exemption Report

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
EXEMPTION REPORT
JUNE 30, 2022

Exemption Report related to (a) claiming an exemption under the provisions of 17 C.F.R. § 240.15c3-3(k)(2) for some parts of its business and (b) as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout its most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

By: Tejinder Singh

Title: Managing Director

July 12, 2022